Via Facsimile and U.S. Mail
Mail Stop 6010

June 5, 2007

Mr. Aldo C. Zucaro
Chairman of the Board, Chief Executive
  Officer and Director
Old Republic International Corp.
307 North Michigan Avenue
Chicago, IL 60601

> **Re: Old Republic International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarter Ended March 31, 2007**
> **File No. 1-10607**

Dear Mr. Zucaro:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Exhibits 31: Certifications

1.   Please represent to us that in future periodic report filings you will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K. In this regard, your most recent certifications include the adjectives "annual" and "quarterly" when identifying the report covered by the certifications.

Form 10-Q for the quarter ended March 31, 2007

Notes to Consolidated Financial Statements
Note 1: Accounting Policies and Basis of Presentation, page 7

2.   You disclose in adopting FIN 48 that you view your income tax exposures as
        consisting of timing differences whereby the ultimate deductibility of a tax
        position is highly certain but the timing of its deductibility is uncertain. However,
        it is unclear from your disclosure whether your unrecognized tax benefits and
        related interest and penalty accruals are material. Please provide us in a
        disclosure-type format revised adoption disclosure that provides the information
        requested below as outlined in Appendix A to the November 21, 2006 AICPA
        SEC Regulations Committee discussion document, as revised on February 6,
        2007. Otherwise, please explain to us why disclosure of the following
        quantitative information is not warranted:
        •   the total amount of unrecognized tax benefits accrued as of January 1, 2007;
        •   the total amount of unrecognized tax benefits as of January 1, 2007 that, if
            recognized, would affect the effective tax rate;
        •   the total amount of accrued interest and penalties as of January 1, 2007; and
        •   the total amount and nature of uncertainties you reasonably believe will result
            in significant increases or decreases to unrecognized tax benefits within the
            calendar year 2007.

Management Analysis of Financial Position and Results of Operations
Incurred Loss Experience, page 25

    3. You disclose that the percentage of net claims, benefits and related settlement
        expenses incurred as a percentage of premiums and related fee revenues of your
        mortgage guaranty segment increased to 54.4% for the three months ended March
        31, 2007 from 38.8% in the comparable period in 2006 and 42.8% for the year
        ended December 31, 2006. You also disclose that the claims ratios for mortgage
        guaranty have continued to rise in recent years reflecting expectations of greater
        claim frequency and severity and that the claims ratio for the most recent quarter
        reflects a significant increase due primarily to increasing loss severity. However,
        you do not appear to disclose the reasons behind this significant increase in
        severity or the expectations of greater claims frequency and severity. Please
        provide us in a disclosure-type format revised disclosure that clearly indicates
        why you experienced this significant increase in severity and why you expect both
        frequency and severity to increase or tell us where you have made these
        disclosures in your document. In your response, please specifically discuss your
        exposure to defaults on sub-prime mortgages and the impact these defaults have
        had or are reasonably likely to have on your recorded reserves, if any.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant